File No. 812-15203

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

First Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the matter of

Putnam ETF Trust

Putnam Investment Management, LLC

100 Federal Street

Boston, MA 02110

Foreside Fund Services, LLC

Three Canal Plaza

Suite 100

Portland, ME 04101

Please send all communications, notices and orders to:

Aaron Cooper	Jon S. Rand, Esq.
Robert T. Burns, Esq.	Stephanie A. Capistron, Esq.
Putnam Investment Management, LLC 100 Federal Street Boston, MA 02110	Dechert LLP 1095 Avenue of the Americas New York, NY 10036

Page 1 of 10 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on April 14, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Putnam ETF Trust Putnam Investment Management, LLC Foreside Fund Services, LLC File No. 812-15203

First Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.	SUMMARY OF APPLICATION

In this first amended and restated application (“Application”), the undersigned applicants, Putnam ETF Trust (the “Trust”), Putnam Investment Management, LLC (“Putnam Management” or the “Adviser”) and Foreside Fund Services, LLC (the “Distributor,” and together with the Trust and Putnam Management, “Applicants”), apply for and request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the Commission (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by Putnam Management or any entity controlling, controlled by, or under common control with Putnam Management (any such entity included in the term “Adviser”), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and each Initial Fund, a “Fund”).2

[1]

Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (November 14, 2019) (notice) and 33712 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, except as necessary to allow a Fund’s receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units (as these terms are defined in the Reference Order), notwithstanding the limits of Rule 12d1-4(b)(3). Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein other than with respect to such limited exception.

[2]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the terms and conditions of the Reference Order that are incorporated by reference herein.

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

II.	THE APPLICANTS

A. The Trust

The Trust is a business trust organized under the laws of Delaware and will consist of one or more series operating as a Fund. The Trust is registered under the Act with the Commission as an open-end management investment company under the Act.

B. The Adviser

Putnam Management, a limited liability company organized under the laws of Delaware with its principal office in Boston, Massachusetts, will be the investment adviser to the Initial Funds. Putnam Management is, and any other Adviser will be, registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Putnam Management or an affiliate has initially entered into a licensing agreement with Fidelity Management & Research Company LLC (or its affiliates) to utilize its proprietary mathematical optimization process when creating Tracking Baskets, as described in the Reference Order.

Subject to approval by the Trust’s board of trustees, the Adviser will serve as the investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Fund (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

    Applicants file this Application in accordance with Rule 0-2 under the Act.

    In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the Act.

    In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

    Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Putnam ETF Trust

By:	/s/ Aaron Cooper Aaron Cooper President

Putnam Investment Management, LLC

By:	/s/ Robert T. Burns Robert T. Burns General Counsel

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks Mark Fairbanks Vice-President

AUTHORIZATION

RULE 0-2(c)

PUTNAM ETF TRUST

In accordance with Rule 0-2(c) under the Act, Aaron Cooper, President of Putnam ETF Trust, is authorized to sign on behalf of Putnam ETF Trust pursuant to the following resolutions adopted by the Board of Trustees of Putnam ETF Trust on January 26, 2021:

RESOLVED: that the Board hereby approves, ratifies and confirms the that the President and Counsel are authorized in the name and on behalf of the Trust to execute and file or cause to be filed with the Commission an application for an order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, including any exhibits and amendments thereto, to operate actively-managed, exchange-traded funds that do not disclose portfolio holdings daily; and

FURTHER RESOLVED: that the Board hereby approves, ratifies and confirms that the President and Counsel are authorized and empower to take all such actions as may be necessary or appropriate to effect the transactions referred to in the foregoing resolutions.

VERIFICATION

RULE 0-2(d)

PUTNAM ETF TRUST

The undersigned states that he has duly executed the attached Application dated April 14, 2021 for and on behalf of Putnam ETF Trust; that he is the Sole Trustee of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Putnam ETF Trust

By:	/s/ Aaron Cooper
Aaron Cooper
President

VERIFICATION

RULE 0-2(d)

PUTNAM INVESTMENT MANAGEMENT, LLC

The undersigned states that he has duly executed the attached Application dated April 14, 2021 for and on behalf of Putnam Investment Management, LLC; that he is the General Counsel of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Putnam Investment Management, LLC

By:	/s/ Robert T. Burns
Robert T. Burns
General Counsel

VERIFICATION

RULE 0-2(d)

FORESIDE FUND SERVICES, LLC

The undersigned states that he has duly executed the attached Application dated April 14, 2021 for and on behalf of Foreside Fund Services, LLC; that he is the Vice-President of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Mark Fairbanks Vice-President

Exhibit A

Initial Funds

Putnam Focused Large Cap Growth ETF

Putnam Focused Large Cap Growth ETF seeks capital appreciation. The fund invests mainly in common stocks of large U.S. companies, with a focus on growth stocks. Under normal circumstances, the fund invests at least 80% of the fund’s net assets in companies of a size similar to those in the Russell 1000 Growth Index.

Putnam Focused Large Cap Value ETF

Putnam Focused Large Cap Value ETF seeks capital growth and current income. The fund invests mainly in common stocks of U.S. companies, with a focus on value stocks that offer the potential for capital growth, current income, or both. Under normal circumstances, the fund invests at least 80% of the fund’s net assets in large-cap companies, which for purposes of this policy, are of a size similar to those in the Russell 1000 Value Index.

Putnam Sustainable Future ETF

Putnam Sustainable Future ETF seeks long-term capital appreciation. The fund invests mainly in common stocks of U.S. companies of any size, with a focus on companies whose products and services provide solutions that directly contribute to sustainable social, environmental and economic development.

Putnam Sustainable Leaders ETF

Putnam Sustainable Leaders ETF seeks long-term capital appreciation. The fund invests mainly in common stocks of U.S. companies of any size, with a focus on companies that exhibit a commitment to sustainable business practices.